Form 20-F
period 2000-12-31
SEARCHHOUND COM INC
filed 2001-03-30
CIK 791115

SEARCHHOUND COM INC



Filing Type:
NT 10-K
Description:
Notification of Late Filing
Filing Date:
March 29, 2001
Period End:
Dec 31, 2000


Primary Exchange:
Over the Counter Bulletin Board
Ticker:
SRHN





Table of Contents






NT10-K

PART I	1
PART II	1
PART III 2
PART IV 2



EXHIBITS

EX-A    4






         1

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10-K and Form 10-KSB [X] Form 20-F [ ] Form 11-K
		[ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

       		For Period Ended: December 31, 2000

                         Commission File Number: 0-19512

SEARCHHOUND.COM, INC.
             (Exact name of registrant as specified in its charter)

Nevada                                                   91-1942841
------                                                   ----------
(State or other jurisdiction of                          (IRS Employer
incorporation or organization)                           Identification No.)



PART I - REGISTRANT INFORMATION

                            1700 Wyandotte Street
                            Kansas City, MO 64108
                    (Address of principal executive offices)
                                   (Zip Code)



Registrant's telephone number, including area code:(816) 960-3777

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
(b) The subject annual report, semi-annual report, transition report on form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed in or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q; or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by rule
12b-25(c) has been attached if applicable.




2

	PART III - NARRATIVE

State below in reasonable detail the reason why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant had an expectation that the current accountant of record would be completing the company's annual audit. Not until February 2001 did the company learn that Mr. William Butcher CPA would not be able to complete the audit of the Registrant's December 31, 2000 financial statements. The Registrant has filed a Form 8-K with respect to this change in certifying accountants to complete the audit. The Registrant began immediately the process of contacting and interviewing prospective accountants who could be engaged as certifying accountants to complete the audit. Several of the prospective accountants, while interested in working with the Registrant felt that there was not adequate time due to other audit commitments and tax work already under way within their firms. The Registrant secured an engagement with Clevenger and Haywood, CPA on March 16, 2001 with respect to conducting an audit on the Registrant's December 31, 2000 financial statements. While Clevenger and Haywood have committed considerable resources and the audit is progressing it is unreasonable to expect them to conclude the audit and issue their opinion required to file the Registrant's Form 10-KSB by the initial deadline of April 2, 2001.

The accountants and members of management are working diligently to complete all aspects of the audit in a thorough and timely manner.

We are optimistic that we will be able to complete the process by the end of the extension period but also recognize that this is a tremendous effort to undertake in a very limited amount of time.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of the person to contact in regard to this notification

	Dave Mullikin		816-960-3777		March 29, 2001
	------------------------------------------------------------
	   (Name)		(Telephone)		   (Date)
(2)	Have all other periodic reports required under section 13 or
15 (d) of the Securities Exchange Act of 1934 or section 30
of the Investment Company Act of 1940 during the proceeding
12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer
is no, identify report (s).
[X] Yes   [ ] No
(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
included in the subject report or portion thereof?
[ ] Yes   [X] No


EXHIBITS  (a) Letter from Clevenger & Haywood CPA's





3


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 12b-25 Report for the year ended December 31, 2000, has been signed below by the following persons on behalf of the Registrant and in the capacity and on the date indicated.


March 29, 2000


SEARCHHOUND.COM, INC.






Date	March 29, 2001			 By /s/ Dave Mullikin
      ----------------------                --------------------------
					    President and CEO
















4



EXHIBIT A



SearchHound.com, Inc.
1700 Wyandotte Street
Kansas City, Mo.  64108

Dear Sirs:

I have read the Registrant's Form 12b-25 - Notification of Late Filing and agree with the comments contained therein as they relate to Clevenger & Haywood CPA. The late engagement of our firm as certifying accountants, will not allow us to complete the audit and issue our opinion on the December 31, 2000 financial statements prior to the initial
Form 10-KSB filing deadline of April 2, 2001 without unreasonable effort and expense. We will make every effort to complete our audit and issue our opinion on the financial statements to allow the Registrant to file its Form 10KSB within the extension period.




Date   March 29, 2001			By  /S/Clevenger & Haywood CPA, P.C.
      --------------------             	    --------------------------------
    					     Clevenger & Haywood CPA, P.C.